Exhibit (a)(1)(i)(b)

Cover Letter to Offer to Purchase and Letter of Transmittal
for Clients of Merrill Lynch Financial Advisors

CPG Carlyle Commitments Fund, LLC

If you do not want to sell your Units at this time, please disregard this notice. This is simply notification of the Fund's tender offer.

February 1, 2024

Dear Investor:

We are writing to inform you of important dates related to the tender offer by CPG Carlyle Commitments Fund, LLC (the "Fund"). If you are not interested in selling your Class A and/or Class I units of beneficial interest of the Fund (the "Units") at this time, please disregard this notice and take no action.

The tender offer period will begin on February 1, 2024 and end on March 1, 2024, and any Units tendered to the Fund will be valued on March 29, 2024 for purposes of calculating the purchase price of such Units. The purpose of the tender offer is to provide liquidity to investors of the Fund. Fund Units can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

Should you wish to sell any of your Units during this tender offer period, please contact your Merrill Lynch, Pierce, Fenner & Smith, Inc. Financial Advisor ("Merrill FA") who will enter the order and provide you with a customized Tender Offer Form for your account. Enclosed is a sample Tender Offer Form, which is for reference only. The Tender Offer Form generated for your account will need to be signed and returned to your Merrill FA. Upon receiving signed documentation, your Merrill FA will submit the form for processing. If you do not wish to sell any of your Units, simply disregard this notice. No action is required if you do not wish to redeem at this time.

All requests to tender Units must be received by your Merrill FA, in good order, by March 1, 2024. If you elect to tender, it is your responsibility to confirm receipt of the Tender Offer Form by your Merrill FA. If you fail to confirm receipt of your Tender Offer Form by your Merrill FA, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call your Merrill FA.

Sincerely,

CPG Carlyle Commitments Fund, LLC